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                                                          Exhibit 1.A.3(c)(iii)



                              Commission Schedule



The selling agent may select one of two schedules for payment of commissions and/or service fees:

       1. a maximum of 12.5% of the Target Premium paid in the first Policy year, a maximum of 6.25% of the Target Premium paid in Policy years two through ten, and a maximum of 2.25% thereafter; with a maximum commission of .75% of each payment above the Target Premium paid in the first Policy year (.60% thereafter); or

       2. a maximum of 8% of the Target Premium paid in the first Policy year, a maximum of 5.4% of the Target Premium paid in the second through tenth Policy years, and a maximum of .75% thereafter; and, beginning in the second Policy year, a maximum of .18% of the Policy's cash value; with a maximum commission of
 .75% of each payment above the Target Premium paid in the first Policy year (.60% thereafter).

Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation. Agents may receive a portion of the general agent's expense reimbursement allowance. All or a portion of commissions may be returned if the Policy is not continued through the first Policy year.

New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the selling agreements with those broker-dealers, commissions paid to the broker-dealer on behalf of the registered representative will not exceed those described above (except for a possible maximum 7% of the Target Premium and 2.5% of each payment above the Target Premium paid in the second through tenth Policy years under the first schedule, and a possible maximum of 6% of the Target Premium and .85% of each payment above the Target Premium paid in those Policy years under the second schedule). Selling firms may retain a portion of commissions. We may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic compensation for the particular Policy year. We pay commissions through the registered broker-dealer, and may also pay additional compensation to the broker-dealer and/or reimbursed it for portions of Policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.